Sharps Technology, Inc.

105 Maxess Road, Ste. 124

Melville, New York 11747

January 29, 2025

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Robert Augustine

Re:	Sharps Technology, Inc.
Amendment No. 3
Registration Statement on Form S-1 (File No. 333-284237)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sharps Technology, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 3 and (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-284237), together with all exhibits thereto (the “Registration Statement”). The Amendment was originally filed with the Commission on January 27, 2025, and was declared effective on January 27, 2025.

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Amendment, effective as of the date hereof.

Amendment No. 3 is no longer effective in accordance with Rule 415(a)(5) under the Securities Act of 1933, as amended (the “Act”).

If you have any questions with respect to the foregoing, please call Arthur Marcus (516-459-8161) of Sichenzia Ross Ference Carmel LLP, our legal counsel.

Respectfully submitted,

/s/ Andrew Crescenzo
Andrew Crescenzo
Chief Financial Officer